

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2022

Khurram Afzal
Chief Executive Officer
ELECTROPREMIUM
4006 W Commonwealth Ave
Fullerton, CA 92833

> **Re: ELECTROPREMIUM**
> **Registration Statement on Form S-1**
> **Filed August 18, 2022**
> **File No. 333-266967**

Dear Mr. Afzal:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. Given the serious deficiencies and the omission of a delaying amendment, please withdraw your registration statement or we will likely recommend necessary action to prevent your filing from going automatically effective.

Please contact Legal Branch Chief Jeffrey Gabor at 202-551-2544 or Office Chief Mary Beth Breslin at 202-551- 3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction